

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 22, 2006

Mr. Luis R. Carrasquillo
Chief Financial Officer
Margo Caribe, Inc.
Road 690, Kilometer 5.8
Vega Alta, Puerto Rico 00692

> **Re:** **Margo Caribe, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 8-K/A Filed May 5, 2005**
> **Response Letter Dated March 17, 2006**
> **File No. 000-15336**

Dear Mr. Carrasquillo:

We have reviewed your filings and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed May 5, 2005

Exhibit 99.1

Financial Statements – State-Line Bark & Mulch, Inc

1.   In the course of reading your response to prior comment 1, in which you provided draft revisions to the financial statements of State-Line Bark & Mulch, Inc., showing a reclassification of depreciation expense to cost of goods sold, and recalculation of the gross profit measure; we noticed that changes in the accumulated depreciation accounts of this entity are being reported as adjustments

to investing cash flows. This is an unconventional presentation that is not likely supportable under generally accepted accounting principles. As depreciation expense represents an allocation of property costs to periods in which the assets are utilized, impacting results of operations, it is a non-cash expense item that should be added back in the reconciliation of net income to net cash used in operating activities. We suggest that you read the examples provided in Appendix C of SFAS 95 for further clarification.

We also observe that changes in the property accounts may be reported in a similar fashion, with all changes reported as adjustments to investing cash flows. For example, the balance sheet shows an increase in Machinery & Equipment of $161,350; an amount reported as an investing cash *outflow*; and a decrease in the Vehicles account of $35,707; an amount that is reported as an investing cash *inflow*. Although cash purchases and cash sales of property should be reported in the investing section of cash flow statements, it would be inappropriate to include non-cash changes in these accounts as investing cash flows. As it appears somewhat coincidental that vehicles were sold for an amount that is exactly equal to historical cost, and given the manner by which depreciation has been reported in the statements of cash flows, we will need to obtain a better understanding of the transactions underlying the changes in the property accounts.

Please provide us with a listing of all transactions and accounting entries impacting the two property accounts identified above, covering each period presented. Please include the date for each item, and the amount and form of consideration for each transaction in which property was either purchased or sold. If you find that non-cash activity has been reported in the investing section of the statements of cash flows, and is therefore not shown in accordance with the guidance in paragraphs 15 through 17 of SFAS 95, it will be necessary to further revise the financial statements to comply with this guidance.

2.   On a related point, the items listed as financing cash flows also appear to be based on the changes depicted on the balance sheet. While the adjustments for lease payable and retained earnings are most clearly problematic, if any of the changes in the notes payable balances were associated with non-cash transactions (e.g. entering into a capital lease and recording a note payable, acquiring property in exchange for a note payable; receiving services and establishing a note payable to compensate the provider later), these would not be appropriately reported as cash flows. Please read the guidance in paragraphs 18 and 19 of SFAS 95; and revise the presentation accordingly.

3.   We have read your response to prior comment 3, in which you state "…the independent auditor inadvertently failed to reclassify the overdraft balance to the liabilities portion of the financial statements." We encourage you to read the

guidance in Rule 2-01(c)(4)(i) of Regulation S-X, setting forth circumstances that would be regarded as impairing the independence of an accountant, and which would render unacceptable an audit report from the accountant for purposes of meeting SEC filing requirements. Tell us who prepared the financial statements of State-Line Bark & Mulch, Inc., and describe the role of Zennie E. Shearouse, CPA, as it relates to preparation, sufficiently to understand your attribution of error for the misclassified overdraft balance.

Note D – Restatement of Financial Statements, page 5

4.   Please expand your disclosures in this section to encompass the revisions that will be necessary to correct your statements of cash flows. Ensure that you address changes in each category of cash activity (i.e. operating, investing, financing), with a reconciliation of the as previously reported amounts to the restated amounts.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief